

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 17, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Paul M. Bonaiuto
Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

> **Re:** **Journal Communications, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 001-31805**

Dear Bonaiuto:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ David R. Humphrey
Branch Chief